July 10, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Don Field

Re:	Xenetic Biosciences, Inc.

Registration Statement on Form S-1, as amended (File No. 333-231508)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Xenetic Biosciences, Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated July 5, 2019 and hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on July 10, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses through the date hereof:

Preliminary Prospectuses dated July 5, 2019:

Copies to underwriters:	1
Copies to prospective dealers:	10
Copies to prospective institutional investors:	100
Copies to prospective retail investors:	365

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director